Exhibit 99.1

Glass House Brands to Host Third Quarter 2024

Conference Call on November 13, 2024

LONG BEACH, CA and TORONTO, October 30, 2024 -- Glass House Brands Inc. (“Glass House” or the “Company” (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it will report financial results for the third quarter ended September 30, 2024, on Wednesday, November 13, 2024, after market close. The Company will host a conference call to discuss the results at 5:00 p.m. Eastern Time.

Participants can find the live webcast and replay here or on the Glass House Brands website at https://glasshousebrands.com/news-events/events-and-webcasts/. The webcast will be archived for approximately 30 days.

Participants interested in dialing in can call 1.888.596.4144 and type in the Conference ID 7699737# when the line is picked up. A replay of the call will be available here. We also post all historical earnings call webcast audio files, call transcripts, financial statements, and management discussion and analyses here.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com